Dreyfus
New York Tax Exempt
Bond Fund, Inc.

SEMIANNUAL REPORT November 30, 2006



Dreyfus

A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus New York Tax Exempt Bond Fund, Inc., covering the six-month period from June 1, 2006, through November 30, 2006.

Although reports of declining housing prices have raised some economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of November, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, while the Federal Reserve Board remains "on hold" as it assesses new releases of economic data. As always, we encourage you to discuss the implications of these and other matters with your financial advisor.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 15, 2006



DISCUSSION OF FUND PERFORMANCE

Joseph P. Darcy, Senior Portfolio Manager

How did Dreyfus New York Tax Exempt Bond Fund perform relative to its benchmark?

For the six-month period ended November 30, 2006, the fund achieved a total return of 4.71%.[1] In comparison, the Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 4.53% for the same period.[2] In addition, the average total return for all funds reported in the Lipper New York Municipal Debt Funds category was 4.39%.[3]

After encountering weakness at the start of the reporting period, municipal bonds rallied over the summer and fall as inflation and interest-rate concerns eased. The fund produced a higher return than its benchmark and its Lipper category average, primarily due to its relatively long duration posture during the market rally.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but the fund may invest without regard to maturity. The fund will invest at least 80% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Municipal bond prices fell at the start of the reporting period, when hawkish comments by members of the Federal Reserve Board (the "Fed") rekindled investors' inflation and interest-rate concerns. However, these worries eased over the summer, as softening housing markets and less impressive employment gains indicated that inflationary pressures might be moderating. Indeed, the Fed cited a slowing economy when it refrained from raising short-term interest rates at its meetings in August, September and October, its first pauses in more than two years. As investors anticipated and reacted to the change in Fed policy, municipal bond prices rallied, more than offsetting earlier weakness.

Supply-and-demand factors also supported higher municipal bond prices. The robust U.S. economy enabled New York state and New York city to take in more tax revenue than originally projected, reducing their need to borrow. At the same time, demand remained robust from individual and institutional investors seeking competitive levels of tax-exempt income.

At the start of the reporting period, we maintained the fund's average duration in a position we considered to be roughly in line with industry averages. This strategy helped limit the effects of heightened market volatility on the fund's performance. Later, as market conditions improved, we increased the fund's average duration to a longer-than-average position, enabling the fund to participate more fully in the market rally over the summer and fall. In addition, the fund benefited from our emphasis on securities that we believed had the potential for price gains in a rallying market, such as non-callable municipal bonds. However, because yield differences along the market's quality spectrum were unusually narrow compared to historical norms, it made little sense to us to "reach" for higher yields among lower-rated credits. Instead, when making new purchases, we generally focused on securities with strong liquidity characteristics and maturities in the 20-year range.

What is the fund's current strategy?

If the market can sustain its gains over the next month, 2006 will become the seventh consecutive calendar year of positive municipal bond market performance. In our view, slower economic growth, steady interest rates and favorable supply-and-demand dynamics could continue to support municipal bond prices over the foreseeable future.

December 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged and geographically unrestricted total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unadited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New York Tax Exempt Bond Fund, Inc. from June 1, 2006 to November 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2006

Expenses paid per $1,000†	$ 4.16
Ending value (after expenses)	$1,047.10

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2006

Expenses paid per $1,000†	$ 4.10
Ending value (after expenses)	$1,021.01

† *Expenses are equal to the fund's annualized expense ratio of .91%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2006 (Unaudited)

Long-Term Municipal Investments—100.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York—97.0%				
Albany Industrial Development, LR (New York Assembly Building Project)	7.75	1/1/10	565,000	605,556
Battery Park City Authority, Revenue	5.25	11/1/18	10,000,000	10,960,700
Erie County Industrial Development Agency, Life Care Community Revenue (Episcopal Church Home)	6.00	2/1/28	1,500,000	1,549,020
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	6.00	5/1/39	5,750,000	5,932,217
Long Island Power Authority, Electric System General Revenue	5.38	5/1/33	8,000,000	8,471,200
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.00	12/1/25	10,000,000	10,829,300
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.25	12/1/14	16,000,000	17,886,400
Long Island Power Authority, Electric System General Revenue (Insured; MBIA)	5.00	9/1/25	28,765,000	31,200,533
Metropolitan Transportation Authority, Commuter Facilities Revenue (Insured; FGIC)	6.00	7/1/08	9,000,000 [a]	9,350,280
Metropolitan Transportation Authority, Dedicated Tax Fund Revenue (Insured; FSA)	5.25	11/15/25	8,500,000	9,160,875
Metropolitan Transportation Authority, Service Contract Revenue (Insured; MBIA)	5.50	7/1/24	10,000,000	10,926,900
Monroe Tobacco Asset Securitization Corp., Tobacco Settement Asset-Backed Bonds	6.63	6/1/10	500,000 [a]	554,730
Municipal Assistance Corporation for the City of New York, Revenue	6.25	7/1/07	14,455,000	14,967,719
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	12,750,000	13,416,060

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City	7.25	8/15/07	210,000	215,447
New York City	7.25	8/15/07	1,290,000	1,321,850
New York City	5.80	8/1/11	190,000	190,308
New York City	5.50	6/1/13	870,000 [a]	966,944
New York City	5.25	8/1/15	10,170,000	11,120,081
New York City	5.00	11/1/18	14,555,000	15,662,053
New York City	5.00	11/1/19	10,000,000	10,732,400
New York City	5.00	8/1/22	10,000,000	10,799,000
New York City	5.50	6/1/23	130,000	142,275
New York City	5.25	8/15/25	7,475,000	8,117,476
New York City	5.25	8/15/26	8,750,000	9,496,025
New York City (Insured; AMBAC)	5.75	2/1/07	3,505,000	3,517,863
New York City (Insured; AMBAC)	5.75	8/1/12	1,355,000 [a]	1,510,839
New York City (Insured; AMBAC)	5.75	8/1/16	3,645,000	4,053,349
New York City (Insured; MBIA)	5.25	5/15/18	10,000,000	10,974,700
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeals Federation Project)	5.00	7/1/27	1,000,000	1,066,530
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/36	10,000,000	10,835,900
New York City Industrial Development Agency, PILOT Revenue (Yankee Stadium Project) (Insured; FGIC)	5.00	3/1/31	31,900,000	34,573,858
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	12,500,000	15,461,875
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	5.50	6/15/10	13,490,000 [a]	14,516,859

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; MBIA)	5.75	6/15/07	13,000,000 [a]	13,284,700
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; MBIA)	5.63	6/15/19	9,340,000	9,441,246
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/27	10,000,000	10,881,900
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/31	10,000,000	10,881,900
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	8/15/09	5,000,000 [a]	5,339,550
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	8/15/09	1,000,000 [a]	1,074,320
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/23	10,000,000	10,833,400
New York City Transitional Finance Authority, Future Tax Secured Revenue	0/14.00	11/1/29	9,000,000 [b]	7,526,340
New York City Transitional Finance Authority, Future Tax Secured Revenue (Insured; FGIC)	6.00	8/15/09	5,000,000 [a]	5,371,600
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.50	6/1/10	675,000 [a]	747,542
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.50	6/1/35	325,000	349,723
New York Liberty Development Corp., Revenue (Goldman Sachs Headquarters Issue)	5.25	10/1/35	5,000,000	5,962,250
New York State Dormitory Authority, Insured Revenue (New York University) (Insured; MBIA)	5.75	7/1/27	33,625,000	41,906,501

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	10,000,000 [a]	10,846,900
New York State Dormitory Authority, Mortgage Nursing Home Revenue (Menorah Campus, Inc.) (Insured; FHA)	6.10	2/1/37	8,300,000	8,496,129
New York State Dormitory Authority, Revenue	7.92	5/15/11	19,900,000 [c,d]	21,727,715
New York State Dormitory Authority, Revenue (City University Systems) (Insured; FGIC)	5.63	7/1/16	9,120,000	10,361,688
New York State Dormitory Authority, Revenue (City University Systems) (Insured; FSA)	5.50	7/1/09	10,000,000 [a]	10,593,000
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/19	16,530,000	18,264,493
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/20	7,920,000	8,727,523
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/21	10,000,000	11,002,700
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/23	10,255,000	11,239,993
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	10,000,000	10,901,700
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center)	5.00	7/1/35	18,000,000	19,368,900
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center) (Insured; MBIA)	5.75	7/1/20	3,000,000	3,596,760
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Insured; FGIC)	5.00	8/15/19	10,000,000	10,823,400

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Insured; FGIC)	5.00	2/15/21	10,150,000	10,945,760
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/25	6,105,000	6,838,516
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	3,000,000	3,068,160
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	3,000,000	3,068,160
New York State Dormitory Authority, Revenue (North Shore University Hospital at Forest Hills) (Insured; MBIA)	5.50	11/1/13	2,625,000	2,929,369
New York State Dormitory Authority, Revenue (Rockefeller University)	5.00	7/1/32	18,505,000	19,612,524
New York State Dormitory Authority, Revenue (School District Financing Program) (Insured; MBIA)	5.38	10/1/22	31,000,000	33,871,530
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/11	100,000	109,184
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/11	1,180,000	1,308,974
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/11	1,730,000	1,917,030
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FGIC)	5.50	5/15/13	11,010,000	12,138,415
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA)	5.75	5/15/10	2,000,000 [a]	2,165,460

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA)	5.75	5/15/16	4,000,000	4,670,880
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	5.50	5/15/13	100,000	110,466
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	7.30	5/15/13	12,900,000 [c,d]	14,250,307
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	5.25	5/15/15	5,000,000	5,561,450
New York State Dormitory Authority, Revenue (Winthrop University Hospital Association)	5.50	7/1/32	1,000,000	1,066,380
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/13	8,150,000 [a]	8,822,619
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.05	3/15/13	500,000 [a]	542,665
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	7,370,000 [a]	8,132,942
New York State Dormitory Authority, Third General Resolution Revenue (State University Educational Facilities Issue) (Insured; MBIA)	5.25	11/15/12	10,000,000	10,930,900
New York State Energy Research and Development Authority, PCR (Central Hudson Gas and Electric Corp. Project) (Insured; AMBAC)	5.45	8/1/27	9,000,000	9,501,030

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Environmental Facilities Corp., State Water and Drinking Revolving Funds (New York City Municipal Water Finance Authority Project)	5.25	6/15/20	13,745,000	14,928,857
New York State Housing Finance Agency, Health Facilities Revenue	6.00	5/1/08	10,000,000	10,167,800
New York State Medical Care Facilities Finance Agency, Hospital and Nursing Home Insured Mortgage Revenue (Insured; FHA)	6.13	2/15/07	1,630,000 [a]	1,637,074
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	10/1/10	160,000	164,290
New York State Mortgage Agency, Homeowner Mortgage Revenue	7.07	10/1/10	2,760,000 [c,d]	2,834,009
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.55	10/1/12	190,000	195,151
New York State Mortgage Agency, Homeowner Mortgage Revenue	7.37	10/1/12	4,810,000 [c,d]	4,940,375
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.80	10/1/28	8,560,000	8,703,637
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.85	10/1/28	3,215,000	3,302,255
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	4/1/29	9,390,000	9,564,184
New York State Power Authority, Revenue and General Purpose	5.00	11/15/19	17,210,000	18,524,844
New York State Power Authority, Revenue and General Purpose	5.00	11/15/21	10,500,000	11,189,115
New York State Thruway Authority, Local Highway and Bridge Service Contract Bonds	5.25	4/1/07	1,450,000 [a]	1,487,120
New York State Thruway Authority, Local Highway and Bridge Service Contract Bonds	6.00	4/1/07	2,800,000 [a]	2,878,624

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Thruway Authority, Local Highway and Bridge Service Contract Bonds	6.00	4/1/07	3,800,000 [a]	3,906,704
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Revenue (Insured; AMBAC)	5.00	4/1/19	11,000,000	12,049,620
New York State Thruway Authority, State Personal Income Tax Revenue (Transportation) (Insured; FSA)	5.00	3/15/20	27,965,000	30,300,078
New York State Urban Development Corp., Corporate Purpose Senior Lien Revenue	5.50	7/1/08	960,000 [a]	989,712
New York State Urban Development Corp., Corporate Purpose Senior Lien Revenue	5.50	7/1/16	9,040,000	9,234,179
New York State Urban Development Corp., State Facilities (Insured; MBIA)	5.70	4/1/20	20,000,000	23,393,800
New York State Urban Development Corp., State Personal Income Tax Revenue (Economic Development and Housing) (Insured; AMBAC)	5.00	12/15/22	8,520,000	9,265,415
New York State Urban Development Corp., State Personal Income Tax Revenue (Economic Development and Housing) (Insured; AMBAC)	5.00	12/15/23	8,175,000	8,864,234
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.55	11/15/15	2,500,000	2,624,475
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/21	3,595,000	3,870,413
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/22	3,770,000	4,055,992

14

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/25	3,365,000	3,600,113
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/28	4,155,000	4,439,119
Niagara Falls Public Water Authority, Water and Sewer System Revenue (Insured; XLCA)	5.00	7/15/28	1,000,000	1,068,910
Onondaga County Industrial Development Agency, IDR (Weyerhaeuser Project)	9.00	10/1/07	1,200,000	1,255,752
Orange County Industrial Development Agency, Life Care Community Revenue (Glen Arden Inc. Project)	5.70	1/1/28	4,600,000	4,703,822
Port Authority of New York and New Jersey (Consolidated Bonds, 93rd Series)	6.13	6/1/94	15,000,000	18,628,050
Port Authority of New York and New Jersey (Consolidated Bonds, 121st Series) (Insured; MBIA)	5.38	10/15/35	14,950,000	15,328,684
Port Authority of New York and New Jersey (Consolidated Bonds, 132nd Series)	5.00	9/1/33	11,300,000	12,038,342
Port Authority of New York and New Jersey (Consolidated Bonds, 142th Series)	5.00	7/15/25	13,600,000	14,614,424
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/13	6,000,000	6,881,340
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/14	10,000,000	11,641,000
Sales Tax Asset Receivable Corp., Sales Tax Asset Revenue (Insured; AMBAC)	5.00	10/15/29	23,495,000	25,223,762

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Sales Tax Asset Receivable Corp., Sales Tax Asset Revenue (Insured; MBIA)	5.25	10/15/18	30,000,000	33,236,700
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/20	10,000,000	10,992,500
Tompkins County Industrial Development Agency, Civic Facility Revenue (Ithacare Center Project) (Insured; FHA)	6.20	2/1/37	6,000,000	6,142,560
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/12	18,635,000 [a]	20,361,533
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.38	1/1/16	7,500,000 [a]	8,520,525
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.25	11/15/19	11,065,000	12,045,359
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/22	10,540,000 [a]	12,567,896
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.13	11/15/29	10,000,000	10,683,900
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds	5.75	7/15/12	19,910,000 [a]	22,137,730
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/42	16,230,000	16,760,072
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)	6.00	6/1/28	1,800,000	1,817,208

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				

Watervliet Housing Authority,
  Residential Housing Revenue
  (Beltrone Living Center Project)
	6.13	6/1/38	1,000,000	1,010,800

U.S. Related—3.2%				
Puerto Rico Commonwealth, Public Improvement	6.00	7/1/07	5,000,000 a	5,146,850

Puerto Rico Commonwealth,
  Public Improvement
  (Insured; FSA)
	5.50	7/1/10	500,000	534,370

Puerto Rico Commonwealth,
  Public Improvement
  (Insured; FSA)
	7.34	7/1/10	9,600,000 c,d	10,259,856

Puerto Rico Commonwealth,
  Public Improvement
  (Insured; MBIA)
	6.00	7/1/15	3,000,000	3,533,700

Puerto Rico Electric Power
  Authority, Power Revenue
  (Insured; MBIA)
	5.00	7/1/22	4,750,000	5,169,568

Puerto Rico Highway and
  Transportation Authority,
  Transportation Revenue
  (Insured; MBIA)
	6.23	7/1/38	2,000,000 c,d	2,055,380

Puerto Rico Infrastructure
  Financing Authority, Special
  Tax Revenue
	5.50	10/1/40	5,000,000	5,400,500

Puerto Rico Infrastructure
  Financing Authority, Special
  Tax Revenue (Insured; AMBAC)
	5.50	7/1/28	6,225,000	7,653,638

Virgin Islands Public Finance
  Authority, Revenue, Virgin
  Islands Gross Receipts
  Taxes Loan Note
	6.38	10/1/19	1,000,000	1,100,270

Total Long-Term Municipal Investments (cost $1,197,954,187)				**1,267,827,906**

Short-Term Municipal Investments−.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York;				
New York City (LOC; The Bank of New York)	3.52	12/1/06	3,300,000 [e]	3,300,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Royal Bank of Canada)	3.53	12/1/06	3,100,000 [e]	3,100,000
New York State Dormitory Authority, Revenue (Cornell University) (Liquidity Facility; JPMorgan Chase Bank)	3.53	12/1/06	1,500,000 [e]	1,500,000
Total Short-Term Municipal Investments (cost $7,900,000)				**7,900,000**
Total Investments (cost $1,205,854,187)			**100.8%**	**1,275,727,906**
Liabilities, Less Cash and Receivables			**(.8%)**	**(10,194,365)**
Net Assets			**100.0%**	**1,265,533,541**

[a]   *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b]   *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

[c]   *Collateral for floating rate borrowings.*

[d]   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities amounted to $56,067,642 or 4.4% of net assets.*

[e]   *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	69.9
AA		Aa		AA	20.6
A		A		A	3.1
BBB		Baa		BBB	1.9
BB		Ba		BB	.5
B		B		B	1.2
F1		MIG1/P1		SP1/A1	.6
Not Rated[f]		Not Rated[f]		Not Rated[f]	2.2
					100.0

† *Based on total investments.*
f *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	1,205,854,187	1,275,727,906
Interest receivable		17,907,153
Receivable for shares of Common Stock subscribed		11,062
Prepaid expenses		20,009
		1,293,666,130
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		674,406
Payable for floating rate notes issued		25,985,000
Cash overdraft due to Custodian		920,835
Payable for shares of Common Stock redeemed		295,106
Interest and related expenses payable		146,250
Accrued expenses		110,992
		28,132,589
Net Assets ($)		**1,265,533,541**
Composition of Net Assets ($):		
Paid-in capital		1,197,022,087
Accumulated undistributed investment income–net		18,110
Accumulated net realized gain (loss) on investments		(1,380,375)
Accumulated gross unrealized appreciation on investments		69,873,719
Net Assets ($)		**1,265,533,541**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		84,561,316
Net Asset Value , offering and redemption price per share–Note 3 (d) ($)		**14.97**

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended November 30, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**29,417,512**
Expenses:	
Management fee–Note 3(a)	3,724,058
Interest and related expenses	581,024
Shareholder servicing costs–Note 3(b)	581,538
Custodian fees	43,195
Directors' fees and expenses–Note 3(c)	33,282
Professional fees	33,111
Registration fees	11,511
Loan commitment fees–Note 2	4,088
Prospectus and shareholders' reports	2,332
Miscellaneous	32,177
Total Expenses	**5,046,316**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(35,208)
Net Expenses	**5,011,108**
Investment Income–Net	**24,406,404**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	2,501,907
Net unrealized appreciation (depreciation) on investments	29,520,113
Net Realized and Unrealized Gain (Loss) on Investments	**32,022,020**
Net Increase In Net Assets Resulting from Operations	**56,428,424**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2006 (Unaudited)	Year Ended May 31, 2006
Operations ($):		
Investment income–net	24,406,404	50,909,682
Net realized gain (loss) on investments	2,501,907	1,488,696
Net unrealized appreciation (depreciation) on investments	29,520,113	(35,275,969)
Net Increase (Decrease) in Net Assets Resulting from Operations	**56,428,424**	**17,122,409**
Dividends to Shareholders from ($):		
Investment income–net	(24,388,294)	(50,882,166)
Net realized gain on investments	–	(3,363,409)
Total Dividends	**(24,388,294)**	**(54,245,575)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	35,169,813	76,626,306
Dividends reinvested	17,689,476	38,797,655
Cost of shares redeemed	(53,609,343)	(143,343,060)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(750,054)**	**(27,919,099)**
Total Increase (Decrease) in Net Assets	**31,290,076**	**(65,042,265)**
Net Assets ($):		
Beginning of Period	1,234,243,465	1,299,285,730
End of Period	**1,265,533,541**	**1,234,243,465**
Undistributed investment income–net	18,110	–
Capital Share Transactions (Shares):		
Shares sold	2,389,162	5,180,021
Shares issued for dividends reinvested	1,199,347	2,627,587
Shares redeemed	(3,652,102)	(9,704,589)
Net Increase (Decrease) in Shares Outstanding	**(63,593)**	**(1,896,981)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased or (decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2006 (Unaudited)	Year Ended May 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	14.58	15.02	14.63	15.57	15.02	14.96
Investment Operations:						
Investment income—net [a]	.29	.59	.61	.64	.69	.72
Net realized and unrealized gain (loss) on investments	.39	(.40)	.40	(.88)	.71	.11
Total from Investment Operations	.68	.19	1.01	(.24)	1.40	.83
Distributions:						
Dividends from investment income—net	(.29)	(.59)	(.62)	(.63)	(.69)	(.73)
Dividends from net realized gain on investments	–	(.04)	–	(.07)	(.16)	(.04)
Total Distributions	(.29)	(.63)	(.62)	(.70)	(.85)	(.77)
Net asset value, end of period	14.97	14.58	15.02	14.63	15.57	15.02
Total Return (%)	4.71[b]	1.32	7.11	(1.57)	9.56	5.64
Ratios/Supplemental Data (%):						
Ratio of total expenses, to average net assets	.81[c]	.81[d]	.80[d]	.79[d]	.84[d]	.93[d]
Ratio of net expenses, to average net assets	.81[c]	.74[d]	.75[d]	.79[d]	.84[d]	.93[d]
Ratio of net investment income to average net assets	3.93[c]	4.02	4.13	4.25	4.53	4.82
Portfolio Turnover Rate	20.05[b]	46.18	40.69	24.22	29.28	19.47
Net Assets, end of period ($ x 1,000)	1,265,534	1,234,243	1,299,286	1,296,430	1,475,917	1,461,723

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
[c] Annualized.
[d] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus New York Tax Exempt Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified, open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal, New York state and New York city personal income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

Inverse floaters purchased after January 1, 1997 in the agency market are accounted for as financing transactions in accordance with FASB 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

As a result of the fund's merger with New York Municipal Income, capital losses of $470,419 are available to offset future gains. Based on certain provisions in the Code, the amount of losses which can be utilized in subsequent years is subject to an annual limitation. These acquired capital losses are expected to expire between fiscal 2011-2012.

The tax character of distributions paid to shareholders during the fiscal year ended May 31, 2006 were as follows: tax exempt income $50,882,166 and long-term capital gains $3,363,409. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended November 30, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from the payment to be made to the Manager, or the Manager will bear such excess expense. During the period ended November 30, 2006 there was no expense reimbursement pursuant to the Agreement.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2006, the fund was charged $344,491 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2006, the fund was charged $153,471 pursuant to the transfer agency agreement.

During the period ended November 30, 2006, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $620,202, chief compliance officer fees $1,704 and transfer agency per account fees $52,500.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of their issuance, including redemptions made through the use of the fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended November 30, 2006, amounted to $252,520,804 and $242,723,348, respectively.

At November 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for federal reporting purposes (see the Statement of Investments).

NOTE 5—Restatement

Subsequent to the issuance of the May 31, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	2006	2005	2004	2003	2002
Class A shares:					
As previously reported	.72%	.72%	.71%	.71%	.70%
As restated	.81%	.80%	.79%	.84%	.93%

Ratio of Net Expenses	2006	2005	2004	2003	2002
As previously reported	.65%	.67%	.71%	.71%	.70%
As restated	.74%	.75%	.79%	.84%	.93%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of investments, the statement of assets and liabilities, the statement of operations and the statement of changes in net assets were also restated as follows:

	2006 Original Reported	2006 As Restated
Portfolio of Investments ($):		
Total investments	1,229,272,348	1,260,182,348
Identified cost	1,190,586,268	1,219,860,758
Other assets and liabilities	4,971,117	(25,938,883)
Statement of Assets and Liabilities ($):		
Total investments in securities, at value	1,229,272,348	1,260,182,348
Identified cost	1,190,586,268	1,219,860,758
Total assets	1,246,890,700	1,277,965,108
Payable for floating rate notes issued	–	30,910,000
Total liabilities	12,647,235	43,721,643
Net unrealized appreciation on investments	38,686,080	40,321,590
Accumulated net realized loss on investments	(2,685,175)	(4,320,685)
Statement of Operations ($):		
Investment income−Interest	59,161,632	60,336,372
Expense−Interest	–	1,174,740
Total expenses	9,158,766	10,333,506
Net expenses	8,251,950	9,426,690

PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on September 20, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Hodding Carter III †	41,517,452	2,521,602
Ehud Houminer †	41,523,924	2,515,130
Richard C. Leone †	41,732,165	2,306,890
Hans C. Mautner †	41,659,969	2,379,085
Robin A. Melvin †	41,659,194	2,379,860
John E. Zuccotti †	41,684,970	2,354,084

† *Each new Board member's term commenced on January 1, 2007.*
In addition Joseph S. DiMartino, David W. Burke, Gordon J. Davis, Joni Evans, Arnold S. Hiatt and Burton N. Wallack continue as Board members of the fund.

For More Information

**Dreyfus
New York Tax Exempt
Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0980SA1106